Thomas J. Luz (TL-4665)
PEARCE & LUZ LLP
Attorneys for Plaintiff Peter Lindner
1500 Broadway, 21st Floor
New York, New York 10036
(212) 221-8733
e-mail: tluz@pearcenluz.com

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

- X

PETER W. LINDNER,   Civ. No. 06-3834 (JGK-
                                            :   THK)
                    Plaintiff,   Hon. John G. Koeltl
                                            :
        -against-   **AMENDED**
                                            :   **COMPLAINT**

AMERICAN EXPRESS CORPORATION and
QING LIN,   :   **JURY TRIAL**
                                                     DEMANDED
                    Defendants.   :
- X

        Plaintiff Peter W. Lindner, by his attorneys, Pearce & Luz LLP, as and for

his complaint against defendants alleges as follows:

Nature of the Action

        1.   This is an action for breach of a settlement agreement, retaliation

in violation of Title VII of the Civil Rights Act of 1964, and tortious interference with

Plaintiff's contractual relations.

Jurisdiction

        2.   This Court has jurisdiction over this action pursuant to 28 U.S.C. §

1441 *et seq.* because Defendants removed this action from state court.

Venue

        3.   Venue is proper in this District pursuant to 28 U.S.C. § 1391(a).

Parties

4.   Plaintiff Peter W. Lindner ("Lindner") is an individual residing in New York County.

5.   Defendant American Express Corporation ("Amex") is a New York corporation with a place of business at 200 Vesey Street, New York, New York.

6.   Defendant Qing Lin ("Lin") is a Senior Vice President of Amex.

Facts

7.   Lindner is a computer programmer who was employed in that capacity by Amex from 1990 to November 1998.

8.   Lin was Lindner's supervisor during his employment at Amex.

9.   In late 1999 or early 2000, Lindner filed a sex-discrimination claim against Amex with the Equal Employment Opportunity Commission ("EEOC"). The EEOC gave Lindner a right-to-sue letter and he commenced an action against Amex in Supreme Court, New York County in early 2000. In that action, Lindner alleged, among other wrongs, sex discrimination in violation of Title VII of the Civil Rights Act of 1964. Simultaneously, Lindner, *pro se*, sued Amex for defamation in Civil Court, New York County.

10.   In June 2000, Amex and Lindner settled their lawsuits and executed a Settlement Agreement and General Release (the "Settlement Agreement"), a copy of which is annexed as Exhibit 1.

11.   In the Settlement Agreement, Amex agreed that it would "disclose only Mr. Lindner's dates of employment, positions held and final salary in response to any inquiries or requests for references regarding Mr. Lindner."

12.   In the Settlement Agreement, Amex agreed "to instruct and direct the following Company employees not to disclose any information regarding Mr. Lindner's employment or termination of employment from the Company to any person outside the Company and to direct all requests for references or inquiries received by such employees regarding Mr. Lindner to the appropriate human resources individual(s): … Qing Lin…."

13.   On or about April 20, 2005, Lindner applied for a full-time position at Fischer Jordan, Inc., a consulting firm. On information and belief, one of Fischer Jordan's clients was Amex.

14.   Trevor Barran and Boaz Salik of Fischer Jordan asked Lindner the names of his supervisors at Amex, which Lindner supplied.

15.   Within days after the interview, Mr. Salik spoke with Lin about Lindner.

16.   Lin told Salik that, among other things, Lindner, who had worked at Amex for over eight years, "did not have the right [work] ethic" to work at Amex and "did not fit into the culture" at Amex. Lin asked Salik to keep the conversation confidential.

17.   On information and belief, Lin also told Salik that "I'm not sure Peter can work here."

18.   On information and belief, almost immediately after this conversation between Salik and Lin, Amex cancelled a project that Fischer Jordan was to have worked on. Further on information and belief, Amex and Lin caused the project to

be cancelled in retaliation for Lindner's having brought a sex-harassment suit against

Amex, and to intimidate Fischer Jordan against hiring Lindner.

19.   On information and belief, Amex and Lin gave Fischer Jordan

negative reviews of Lindner and cancelled a project at Fischer Jordan solely out of

malice, with the intention of harming Lindner.

20.   On information and belief, Fischer Jordan declined to hire Lindner

full-time based on the statements by Lin and Amex's cancellation of the project.

21.   In June 2005, Fischer Jordan hired Lindner as a part-time

consultant. Shortly thereafter, Lindner again asked Barran whether Fischer Jordan would

hire him as a full-time employee.

22.   In July 2005, Barran told Lindner that, based on the information

from Lin, Fischer Jordan would not hire Lindner full-time.

FIRST CAUSE OF ACTION

23.   Amex has breached the Settlement Agreement by revealing to third

persons negative employment information about Lindner without authorization.

24.   Lindner has complied in all respects with the Settlement

Agreement.

25.   Lindner has been damaged by Amex's breach in an amount to be

determined at trial, but not less than $100,000.

26.   Amex is liable to Lindner for breach of contract in an amount to be

determined at trial, but not less than $100,000.

SECOND CAUSE OF ACTION

27.   Plaintiffs repeat paragraphs 1 through 26.

28.   On information and belief, Amex and Lin disseminated false information about Lindner's employment with Amex in retaliation for his having brought a sex-harassment suit against Amex and Lin's supervisor, Ash Gupta.

29.   Amex and Lin's retaliatory actions against Lindner constitute an unlawful employment practice under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq.

30.   Lindner has satisfied all statutory preconditions to suit, including obtaining a "right-to-sue" letter from the EEOC.

31.   Lindner has been damaged by Amex's Title VII violations in an amount to be determined at trial, but not less than $250,000.

32.   Amex is liable to Lindner for violations of Title VII of the Civil Right Act of 1964, including front pay, back pay, interest, costs, attorney's fees and consequential damages, all in an amount to be determined at trial, but not less than $250,000.

THIRD CAUSE OF ACTION

33.   Plaintiffs repeat paragraphs 1 through 32.

34.   Amex and Lin deliberately and maliciously disseminated false, defamatory, and injurious information about Lindner with the intention of causing a prospective employer not to hire Lindner.

35.   On information and belief, Lin and Amex deliberately and maliciously cancelled a project that was to be awarded to Fischer, Jordan with the intention of causing a prospective employer not to hire Lindner.

36.   On information and belief, Amex's and Lin's actions were motivated solely out of malice for Lindner and with the intention of harming Lindner.

37.   But for Amex's and Lin's malicious interference with Lindner's business relations with Fischer Jordan, Lindner would have been hired full-time by Fischer Jordan.

38.   Lin and Amex are liable to Lindner for tortious interference with business relations in an amount to be determined at trial but not less than $100,000.

Jury Trial Demand

39.   Plaintiff repeats his previous demand for a jury trial.

WHEREFORE, Lindner demands judgment:

On the First and Third Causes of Action, in favor of Lindner and against Amex and Lin, in an amount to be determined at trial, but not less than $100,000 plus interest;

On the Second Cause of Action, in favor of Lindner and against Amex in an amount to be determined at trial, but not less than $250,000 plus interest, costs, and attorney's fees;

The costs and disbursements of this Action; and

Such other and further relief as the Court may deem just and proper.

December 18, 2006

PEARCE & LUZ LLP

By: _____/s/_____
            Thomas J. Luz

Attorneys for Plaintiff

1500 Broadway, 21st Floor
New York, New York 10036
(212) 221-8733

TO:

Jean Y. Park, Esq.
Kelley Drye & Warren LLP
101 Park Avenue
New York, New York 10178

CERTIFICATE OF SERVICE

I hereby certify that on December 18, 2006, a copy of the foregoing amended complaint was filed electronically and served by mail on anyone unable to accept electronic filing. Notice of this filing will be sent by e-mail to all parties by operation of the Court's electronic filing system or by mail to anyone unable to accept electronic filing as indicated on the Notice of Electronic Filing. Parties may access this filing through the Court's CM/ECF System.

_____/s/_____
Thomas J. Luz

Pearce & Luz LLP
1500 Broadway, 21st Floor
New York, New York 10036
(212) 221-8733
Fax: (212) 221 8468
e-mail: tluz@pearcenluz.com

Exhibit 1

SETTLEMENT AGREEMENT AND GENERAL RELEASE

SETTLEMENT AGREEMENT
AND
GENERAL RELEASE

This Settlement Agreement and General Release ("Agreement") is made by and between American Express Travel Related Services Company, Inc., ("the Company") and Peter W. Lindner ("Mr. Lindner") for the purpose of resolving matters in dispute between the parties;

WHEREAS, Mr. Lindner, a former employee of the Company, has made allegations that he was discriminated against based on his sex, subjected to Sexual Harassment and Retaliation, and defamed, has filed a charge of discrimination against the Company with the Equal Employment Opportunity Commission ("EEOC") (Charge Number 160992838), asserted certain claims for damages, and has commenced a civil action in the Civil Court of the City of New York, Index No. 038441-CVN-1999, against American Express Corporation, Richard Tambor and Ash Gupta (the foregoing are herein collectively referred to as "Mr. Lindner's Claims");

WHEREAS, the Company denies each and every allegation made against it by Mr. Lindner;

WHEREAS, the parties hereto desire to resolve all matters in controversy between them in an amicable fashion;

WHEREAS, the parties hereto have reached a full and final compromise and settlement of all matters between them related to Mr. Lindner's employment and separation of employment with the Company up to the date this Agreement is fully executed;

NOW THEREFORE, in consideration of the mutual covenants and provisions contained below and other good and valuable consideration, the parties hereto agree as follows:

1. Neither this Agreement nor compliance with this Agreement shall be construed as an admission by the Company of any liability whatsoever or as an admission by the Company of any violation of the rights of Mr. Lindner or any other person, violation of any order, law, statute, duty, or contract or any act of discrimination or defamation whatsoever against Mr. Lindner or any other person, or any alleged violation

of any rights of Mr. Lindner or any person, or of any order, law, statute, duty or contract on the part of the Company, its employees, agents or its related companies or their employees or agents.

2. Mr. Lindner withdraws all allegations, including claims brought in a court of law, and EEOC charge number 160992838, heretofore made by him against the Company.

3. Mr. Lindner agrees to sign the attached Stipulation Of Dismissal With Prejudice ("Stipulation"), and to take any and all steps necessary to effectuate dismissal with prejudice of any legal actions instituted against the Company, Richard Tambor and Ash Gupta, including but not limited to the action in Index No. 038441-CVN-1999, and EEOC charge number 160992838.

4. Mr. Lindner covenants and agrees that he will not institute or be represented, nor consent to allow any other person to institute on his behalf any claims or lawsuits or other proceeding with any administrative agency, court or other forum, under any federal, state or local laws or regulations including, but not limited to, Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, as amended, and the Americans with Disabilities Act of 1990, as amended, the New York Human Rights Law, the New York City Human Rights Law, as well as any other federal, state or local human and civil rights or labor laws, and/or contract or tort laws, against the Company, its parent, subsidiaries, affiliates, successors, assigns, agents, employees, attorneys, officers, directors and stockholders, with respect to any matter arising from Mr. Lindner's employment, or his separation from employment with the Company.

5. Mr. Lindner releases and forever discharges the Company, its parent, subsidiaries, affiliates, assigns, agents, employees, attorneys, officers, directors, stockholders, and all their predecessors and successors, including, but not limited to Ash Gupta and Richard Tambor ("Releasees") from all claims in law, in equity, or in law and in equity, including, but not limited to claims arising from tort, tortious course of conduct, contract, libel and slander, public policy, and claims for wages, unreimbursed business expenses, and benefits, monetary and equitable relief, punitive and compensatory relief, attorneys' fees and costs, arising from Mr. Lindner's employment, or his separation from employment.

6. The Company as well as its parent and subsidiaries, and Ash Gupta

and Richard Tambor ("Releasors II") release and forever discharge Peter Lindner from all claims in law, in equity, or in law and in equity, including, but not limited to: claims, demands, causes of action, and liabilities of any kind whatsoever arising from Mr. Lindner's employment, or his separation from employment with the Company up to and including the date of this Agreement.

7. Mr. Lindner agrees that he will not seek employment or reemployment with the Company, its parent, subsidiaries or affiliated companies that are the parent, subsidiary or affiliates of the Company as of the date this Agreement is fully executed, and agrees that any application for employment which he makes with the Company may be rejected pursuant to the terms of this Agreement. Mr. Lindner further agrees that he will not file a complaint alleging retaliation against the Company for refusal to hire him. As used in this paragraph, "affiliated" shall mean any Company with at least 51% of its stock owned or controlled by the Company or its parent or subsidiaries.

8. The Company agrees that within ten (10) business days of its receipt of this Agreement and the attached Stipulation, duly executed by Mr. Lindner, and proof that Mr. Lindner has withdrawn his EEOC charge, it will deliver to Mr. Lindner a check payable to him in the amount of $58,333.34, and a check payable to his attorneys "Lipman & Plesur, LLP", in the amount of $16,666.66 for a total of Seventy-Five Thousand Dollars ($75,000.00), as payment in full and complete settlement of Mr. Lindner's Claims. The Company will report the respective amounts paid to the Internal Revenue Service ("I.R.S."), on separate Form 1099's at the appropriate time. No payment shall be made to Mr. Lindner or his attorneys until the EEOC charge has been withdrawn and the revocation period in paragraph 20, below, shall have passed without Mr. Lindner having given notice of revocation.

9. Mr. Lindner shall indemnify and hold the Company harmless from his shares of any taxes, penalties and interest incurred by the Company in connection with payments made to him under paragraph 8 of this Agreement.

10. It is expressly understood by Mr. Lindner and the Company that the obligations upon the Company contained in Paragraph 8 of this Agreement shall be in lieu of any and all amounts to which Mr. Lindner is now, or may become, entitled to from the Company, its parent, successors, assigns, subsidiaries or affiliates upon any claim whatsoever arising out of Mr. Lindner's employment with the Company, his separation from employment with the Company, or otherwise (including special, general or exemplary damages, severance payments, attorneys' fees, interest, expenses, and costs

actually incurred).

11. Mr. Lindner represents and agrees that he will keep the terms and the amount of this Agreement completely confidential, that he has not disclosed and will not hereafter disclose any information concerning this Agreement to anyone, including, but not limited to, any past, present or prospective employees of the Company, except as required by law and to secure advice from a legal or tax advisor. Mr. Lindner may disclose the terms of this Agreement to his immediate family members, his tax advisor and his attorney, however, each of them shall be bound to the same covenants of confidentiality, of which he will inform them. Mr. Lindner understands that this requirement of confidentiality is a material inducement to the Company to enter into this Agreement, and is an essential condition of this Agreement.

12. The Company, Ash Gupta and Richard Tambor represent and agree not to disclose to any party outside of the Company any of the facts and circumstances leading up to Mr. Lindner's termination; or leading up to this Agreement, except on a need to know basis for a legitimate business purpose. Further, the Company, Gupta and Tambor agree to keep the terms and facts of this Agreement confidential except that they may disclose the terms of this Agreement and the facts of this Agreement on a need to know basis for a legitimate business purpose. The Company further agrees that it will disclose only Mr. Linder's dates of employment, positions held and final salary in response to any inquiries or requests for references regarding Mr. Lindner.

13. The Company agrees to instruct and direct the following Company employees not to disclose any information regarding Mr. Lindner's employment or termination of employment from the Company to any person outside of the Company and to direct all requests for references or inquiries received by such employees regarding Mr. Lindner to the appropriate human resources individual(s): Ash Gupta, Qing Lin, Daniel Almenara, Raymond Joabar, Wei Chen, Claudia Rose and Richad Tambor.

14. The parties agree that this entire Agreement is intended to include a settlement and release of all matters related to Mr. Lindner's Claims and Mr. Lindner agrees to waive any right or claim or right to assert hereafter that any claim, demand, obligation and/or cause of action related to the subject matter of Mr. Lindner's Claims which have, through lack of knowledge, oversight or error, been omitted from the terms of this Agreement.

15. The parties agree that this Agreement sets forth the entire agreement

between the parties hereto and fully supersedes any and all prior agreements or understandings, whether written or oral, between the parties, pertaining to the subject matter hereof.

16. This Agreement shall be binding upon the parties hereto and upon their heirs, administrators, representatives, executors, successors, and assigns, and shall inure to the benefit of said parties and each of them and to their heirs, administrators, representatives, executors, successors and assigns.

17. Should any provision of this Agreement be declared or be determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, the legality, validity, and enforceability of the remaining parts, terms or provisions shall not be affected hereby, and the illegal, unenforceable or invalid part, term, or provision shall be deemed not to be a part of this Agreement.

18. The language of all parts of this Agreement shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties.

19. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York without regard to its conflict of laws principles.

20. Mr. Lindner acknowledges that he has been represented by an attorney of his choice, and that he has been given 21 days to review this agreement from the time he received it. Mr. Lindner is further advised that he has 7 days after he signs this agreement to revoke it by notifying the company's Employment Law Group in writing. The address is: American Express Company, General Counsel's Office, Employment Law Group, World Financial Center, New York, NY 10285-4916. Mr. Lindner states that he has carefully read the foregoing Agreement, knows and understands all of the provisions and the contents thereof, the binding legal effect of this Agreement, and that he signs the same of his own free will and act, and it is his intention that he is legally bound thereby.

21. Mr. Lindner acknowledges that he has had the opportunity to confer with his counsel Lipman & Plesur, concerning the meaning, purpose and obligations of this Agreement, including but not limited to the fact that he is dismissing with prejudice his claims of defamation as alleged in his Civil Court action, Index No. 038441-CVN-

1999.

AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.

Dated: 6/23/00

by: Judith A Waldman, Esq.

ASH GUPTA

Dated: 6/22/00

Ash Gupta

RICHARD TAMBOR

Dated: 6/22/00

Richard Tambor

PETER LINDNER

Dated: June 15, 2000

Peter Lindner

AGREED AS TO FORM &

CONTENT:

Dated: _June 12, 2000_ _____

Elizabeth Schael (signature)

Lipman & Plesur, LLP

CIVIL COURT OF THE CITY OF NEW YORK
COUNTY OF NEW YORK

PETER LINDNER, Plaintiff, -against- AMERICAN EXPRESS CORPORATION, RICHARD TAMBOR AND ASH GUPTA, Defendants.   Index No. 038441-CVN-1999 STIPULATION OF DISMISSAL WITH PREJUDICE

Plaintiff, Peter Lindner, and Defendants, American Express Corporation,

a/k/a The American Express Company, Ash Gupta and Richard Tambor, hereby stipulate

and agree that this action is fully and totally dismissed with prejudice against all parties

and without costs to either party. This Stipulation may be filed with the Court by

Defendants without notice to the plaintiff.

DATED: June 15, 2000

(signature)

PETER LINDNER
Pro Se
1 Irving Place
Apt. G-23-C
New York, New York 10003

KELLEY DRYE & WARREN LLP
Attorneys for Defendants

_____
CAROLYN D. RICHMOND
101 Park Avenue
New York, New York 10178
(212) 808-7800